Exhibit 99.1

PAN AMERICAN SILVER REPORTS A 66% INCREASE IN ADJUSTED NET EARNINGS FOR THE THIRD QUARTER OF 2011
(All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, B.C. – November 8, 2011 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) today reported unaudited financial and operating results for the quarter ended September 30, 2011.  The Company also provided an update on its operations and development projects.

Starting January 1, 2011, the Company is required to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Consequently, beginning January 1, 2011 Pan American is reporting under IFRS for interim and annual periods, with comparative information for 2010 restated under IFRS.  A detailed description of the changes is included in Note 2 of the condensed consolidated financial statements for the nine months ended September 30, 2011, available on SEDAR (www.sedar.com).

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.panamericansilver.com.

Third Quarter 2011 Highlights (unaudited)(1)

• Consolidated silver production of 5.6 million ounces

• Consolidated gold production of 20,647 ounces

• Consolidated cash costs(2) of $9.58 per ounce of payable silver, net of by-product credits

• Revenue increased 34% to $220.6 million

• Mine operating earnings(3) increased 73% to $106.2 million

• Net earnings attributable to common shareholders of $52.4 million, or $0.49 per share

• Adjusted net earnings attributable to common shareholders(4) increased to $45.6 million, or $0.42 per share as compared to $27.4 million or $0.26 per share for the corresponding period in 2010

• Operating cash flows, before changes in working capital(5), rose to $99.9 million, or $0.93 per share

• Cash and short term investments at September 30, 2011 climbed to $485.1 million

• Working capital rose to $625.7 million

• The Company commenced a normal course issuer bid and to date has repurchased approximately 2.2 million shares of its common stock at an average price of $27.43 per share for total consideration of $61.2 million

(1)  Financial information based on IFRS; percentages compare Q3 2011 with Q3 2010.
(2) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to cost of sales, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by IFRS GAAP as an indicator of performance.  A reconciliation is included in the Company’s MD&A on page 15.
(3) Mine operating earnings is a non-GAAP measure used by the company to assess the performance of its silver mining operations.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization and is considered to be substantially the same as gross margin.
(4) Adjusted earnings attributable to common shareholders (a non-GAAP performance measure), are net earnings attributable to common shareholders less the mark-to-market impact of the Company’s outstanding warrants.
(5) Operating cash flows before changes in working capital is a non-GAAP measure used by the Company to manage and evaluate operating performance.  The Company considers this measure to better reflect normalized cash flow generated by operations.  Cash flow per share is a non-GAAP measure used as a measure of return on capital and is calculated using cash flow from operations, before changes in non-cash working capital, divided by basic weighted average shares outstanding.  Investors are cautioned that this measure is not defined in current GAAP and there is no comparable measure defined in GAAP.

Commenting on Pan American’s third quarter results, Geoff Burns, President & CEO, said, “As a consequence of the volatile commodities and currency markets during the third quarter, we took a $12.5 million foreign exchange loss on our Canadian dollar cash balances and a $5.1 million negative adjustment on previously recognized concentrate sales.  Even with these negative impacts, we still had a very respectable production quarter and once again generated strong earnings and cash flows.” Burns added, “It is nice to see that in the face of this volatility the silver price has demonstrated significant resilience, having again rebounded to $35 per ounce; a price that certainly allows us to continue to generate healthy financial returns and build our cash balances in anticipation of the development of the world class Navidad silver project.”

Financial Results

During the third quarter of 2011, Pan American generated revenues of $220.6 million, 34% more than a year ago.  Significantly higher realized prices for all metals sold by the Company were partially offset by lower quantities of silver, zinc, lead and copper sold during the quarter.

Net earnings attributable to common shareholders generated during the quarter ended September 30, 2011 were $52.4 million, compared to $0.02 million during the same period of 2010.  Net earnings attributable to common shareholders per share increased to $0.49 per share from nil a year earlier.  Adjusted net earnings attributable to common shareholders were $45.6 million or $0.42 per share, and included a negative provisional concentrate sales adjustment of $5.1 million on the decline in metal prices at September 30, 2011 and a foreign exchange loss of $12.5 million from the mark to market valuation of the Company’s short term investments held in Canadian dollars.  In addition, at the end of the third quarter of 2011, the Company’s inventory of silver contained in doré and concentrates increased by approximately 500,000 ounces from the end of the previous quarter, to 2.7 million ounces.  If sold at $32 per ounce, the increase in silver inventories built up during the third quarter of this year would represent additional after tax earnings of $6.1 million, or $0.06 per share.  Pan American fully expects to realize this benefit over the remainder of 2011.

Mine operating earnings for the three months ended September 30, 2011 rose to $106.2 million, which represents an increase of 73% from the same period of 2010.  The positive difference resulted from higher sales, partially offset by higher cost of sales and the negative impact of the theft of doré bars at one of our operations for a value of $5.4 million.  The Company has recuperated the margin on the stolen metal through an insurance policy and the Company has stepped up security at its operations.

Operating cash flows, before changes in working capital, generated during the third quarter of 2011 were $99.9 million or $0.93 per share, an increase of 73% from the $57.6 million generated in the same period of 2010.  The increase in operating cash flows resulted mainly from increased operating margins.

During the third quarter of 2011, Pan American added $24.1 million to its cash and short term investments position to end the quarter with $485.1 million.  The increase resulted primarily from cash flow from operations of $90.8 million generated during the quarter, partially offset by capital expenditures of $32 million and $27.9 million invested in the share repurchase program announced on August 26, 2011.  To date, the Company has purchased approximately 2.2 million shares and invested a total of $61.2 million in the program.

At September 30, 2011, the Company had working capital of $625.7 million and with the exception of capital leases Pan American remains debt-free and has an undrawn $150 million credit facility.

Production and Mining Operations

Pan American produced 5.6 million ounces of silver during the quarter ended September 30, 2011, or 10% less than during the same period of 2010.  The year-on-year decline was caused by less silver ounces produced at the Alamo Dorado, Huaron, Morococha and Quiruvilca mines, which produced 1.4 million ounces, 0.7 million ounces, 0.4 million ounces and 0.2 million ounces, respectively, due to lower silver grades and recoveries.  The Huaron and Morococha mines experienced decreases in throughput during the quarter following a decision to demobilize approximately 25% of the contract miners working there (approximately 500 miners) in favor of hiring and training direct mine employees in order to enhance safety and mine efficiencies.  The Company expects the hiring and training efforts will continue into early 2012, after which time productivity should be improved.

The La Colorada, San Vicente and Manantial Espejo mines achieved significant silver production gains relative to the third quarter of last year.  La Colorada and Manantial Espejo produced 1.1 million ounces each, or 18% and 11% more than a year ago, respectively.  San Vicente also gained 11% year-on-year and produced 0.8 million ounces of silver.  While higher than a year ago, the production increase at Manantial Espejo was less than anticipated due to delays in commissioning the additional mining fleet that was purchased to accelerate open pit production.  The delays were caused by new Argentine importation restrictions, which have hindered our ability to purchase the necessary spare parts in-country to keep all of our open pit mining equipment in continuous operation.

During the third quarter of 2011, consolidated production of all by-product base metals was down year-on-year, while consolidated gold production declined a modest 3%, to 20,647 ounces.  Copper production at San Vicente and zinc production at La Colorada were both up; however, these gains were outweighed by the effect of lower throughput rates and grades at our Peruvian operations, which resulted in consolidated zinc, lead and copper production of 9,077 tonnes, 2,920 tonnes and 1,072 tonnes, respectively, or 16%, 23% and 13% less than a year ago, respectively.

Consolidated cash costs for the quarter ended September 30, 2011 were $9.58 per ounce of silver, net of by-product credits, or 58% higher than during the third quarter of 2010.  The cash cost increase reflected higher direct operating costs from higher-than-anticipated labour and development costs at the Company’s Peruvian operations, costs to demobilize contractors at Morococha, the additional costs at Manantial Espejo to rent open pit mining equipment due to the import restrictions in Argentina, higher royalties paid in Perú and Argentina as a consequence of higher metal prices, and higher treatment and refining costs for the Company’s complex copper concentrates, particularly those being produced at the San Vicente mine in Bolivia.

Project Development

At the Navidad project in Chubut, Argentina, work towards the completion of a feasibility report by year-end continued.  During the third quarter of 2011, the Company received a draft of the feasibility-level design for the tailings dam and the schedules for the mine development and concentrator construction, all of which are being reviewed.  The exploration and infill diamond drilling campaign for the current year was completed, with some exceptional results, and the Company is updating the environmental impact assessment (EIA), which is also scheduled for completion by year-end.

Investments at Navidad during the third quarter of 2011 totaled $10.6 million and included contributions to local communities in the areas of education, communications infrastructure and environmental clean-up to help mitigate the ash fall effects of the recent volcanic eruptions in Chile.  Management continues to hold an open dialogue with the local communities and the provincial and federal authorities to inform them about our activities and the project’s progress.  Local community support remains high and there is a positive outlook for a legislative change in the near term, which would enable the responsible development of the Navidad project.

On August 11, 2011, Pan American released the results of a Preliminary Economic Assessment (“PEA”) for the La Preciosa joint venture project in Durango, Mexico.  The PEA was filed with applicable regulatory authorities on September 22.  The PEA outlined a combination open pit/underground operation, which would exploit 18 different vein systems and process 5,000 tonnes-per-day of ore via conventional milling and cyanide leaching methods.  On a 100% basis, La Preciosa is expected to produce 6.8 million ounces of silver and 11,800 ounces of gold annually, over a 12-year mine life.  Total capital and pre-production costs to construct and commission a mine at La Preciosa have been estimated in the PEA at $270 million and sustaining capital over the life of the mine is projected at approximately $115.7 million.  During the third quarter of 2011, Pan American invested $1.0 million at La Preciosa on activities geared towards the completion of the

PEA.  In addition, the Company commenced preparations for a geotechnical study on the site and a satellite topographical survey, as well as other technical work necessary to complete a feasibility study during the first half of 2012.

Recent Developments

In late September, the Peruvian Parliament approved a new law to amend the scheme for royalty payments and to introduce two new mining taxes, effective October 1, 2011.  The current law introduced a scheme where royalties are based on operating profits and rates vary depending on operating margins - under the previous tax scheme, royalties were based on net sales.  Additionally, two new taxes have been introduced; a special mining tax based on operating profits and a tax based on operating margins.  Our analysis suggests that the change in the royalty structure and the new taxes will not have a material impact on the results of the Company’s Peruvian operations.

On October 23, 2011, Argentina held a federal election in which incumbent president Cristina Fernandez de Kirchner secured a second term in office with a landslide victory.  On October 26, the federal government promulgated an “economic emergency” decree requiring all oil, gas and mining exporters to repatriate 100% of their sales receipts.  Pan American is currently assessing the implications the new regulations will have on its Manantial Espejo mine and its development projects in Chubut and Rio Negro.  As there were no new restrictions placed on the repatriation of profits out of Argentina, we currently believe that the likely impact would come in the form of additional transaction fees associated with the conversion of sales receipts to Argentine pesos and then back to US dollars prior to the repatriation of profits.

Outlook

Given the decision to demobilize a significant number of contract miners at Morococha and the delay in increasing the open pit mine production at Manantial Espejo, the Company is reducing its full year consolidated silver production forecast to 22.5 million ounces (down from 23 to 24 million ounces previously guided) and is reducing its consolidated base metal guidance for zinc, lead and copper to 35,000, 12,000 and 4,500 tonnes, respectively.  The Company is maintaining its previous full year consolidated gold production forecast of 80,000 to 85,000 ounces and expects to be at the higher end of the previously-released cash cost guidance of $8.25 to $8.75 per ounce of silver, net of by-product credits, for the full year 2011.

About Pan American

Pan American Silver’s mission is to be the world’s largest low-cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina, and is the operator of the La Preciosa project in Durango, Mexico.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss its 2011 unaudited third quarter financial and operating results on Wednesday, November 9, 2011 at 08:00 am Pacific Time (11:00 am Eastern Time).  Participants can access the conference by dialing toll free 1-800-319-4610 (Canada & USA) or by dialing 1-604-638-5340 from outside North America. The call can also be accessed via live audio webcast at https://services.choruscall.com/links/pan111109.html or at www.panamericansilver.com.

The call will be available for replay for one week after the conference by dialing 1-604-638-9010 and entering code 6218 followed by the # sign.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS NEWS RELEASE, THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, THE RECENT CHANGES TO THE LAWS OF BOLIVIA WITH RESPECT TO MINING, AND LAWS IN ARGENTINA WHICH IMPACT THE COMPANY’S ABILITY TO REPATRIATE FUNDS; THE ABILITY OF THE COMPANY TO MAINTAIN AND REPAIR EQUIPMENT NECESSARY TO OPERATE ITS MINES, PARTICULARLY FOR EXAMPLE, IN LIGHT OF RECENT CHANGES TO IMPORT AND EXPORT RESTRICTIONS IN ARGENTINA; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE ESTIMATED COST OF SUSTAINING CAPITAL; ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REQUIREMENTS; REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING, AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVEINS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS;

RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Consolidated Financial Highlights (in thousands of U.S. Dollars)
(Unaudited)

Net income for the period	$52,522	$972	$258,679	$21,544
Earnings per share attributable to common shareholders	$0.49	$0.00	$2.40	$0.19
Adjusted earnings for the period attributable to common shareholders(1)	$45,573	$27,372	$186,304	$49,004
Adjusted earnings per share attributable to common shareholders	$0.42	$0.26	$1.74	$0.46
Mine operating earnings	$106,208	$61,293	$320,855	$151,340
Cash flow from operations before changes in working capital	$99,942	$57,590	$301,792	$156,001
Capital spending	$(32,264)	$(18,500)	$(97,440)	$(53,731)
Cash and short-term investments	$485,110	$288,391	$485,110	$288,391
Working capital	$625,726	$352,606	$625,726	$352,606

Consolidated Ore Milled & Metals Produced

Tonnes milled	1,145,394	1,196,131	3,478,275	3,469,289
Silver metal - ounces	5,554,267	6,228,004	16,519,044	18,618,129
Gold metal - ounces	20,647	21,277	61,187	70,306
Zinc metal - tonnes	9,077	10,811	26,503	32,594
Lead metal – tonnes	2,920	3,774	9,301	10,102
Copper metal - tonnes	1,072	1,226	3,372	3,960

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$9.58	$6.08	$8.88	$5.41
Total production cost per ounce	$13.38	$9.97	$12.48	$9.20

Payable ounces of silver (used in cost per ounce calculations)	5,268,787	5,959,576	15,732,263	17,814,364

(1) Adjusted earnings is a non-GAAP measure calculated as earnings for the period less the gain or loss on the Company’s outstanding warrants as described in the MD&A.